 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

January 21, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: January 21, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

21 January 2010

Smith & Nephew plc (the “Company”) announces that on 20 January 2010 it received notification that the following directors or persons discharging managerial responsibilities (“PDMR”), as participants in the Company’s Employee Stock Purchase Plan (the “Plan”), purchased American Depository Shares (“ADS”) as follows:

Name of director/PDMR:	Mark Augusti	Elizabeth Bolgiano	David Illingworth
No. of ADSs[1] acquired:	(i) 10 (ii) 142	(i) 16 (ii) 142	18
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Date of transaction:	(i) 3 November 2009 (ii) 31 December 2009	(i) 3 November 2009 (ii) 31 December 2009	3 November 2009
Price per ADS:	(i) US$ 44.64 per ADS (ii) US$ 37.52 per ADS	(i) US$44.64 per ADS (ii) US$37.52 per ADS	US$ 44.64 per ADS
No. of ADSs disposed:	n/a	n/a	n/a
Percentage of issued class disposed:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Total holding following notification:	5,591 ADSs representing 27,955 Ordinary shares	9,260 ADSs representing 46,300 Ordinary shares	34,401 ADSs representing 172,005 Ordinary shares
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%	Less than 0.01%

These were non-discretionary transactions, which took place in New York, USA.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Susan Henderson
Company Secretary
Tel: 020 7960 2322

1 One ADS is the equivalent of five Ordinary shares of US$.20 each.